 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month February 2017 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

On February 28 2017, the Registrant and Cavendish Kinetics
Announce They Deliver High Volume RF MEMS with Unprecedented Reliability

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

               Date: February 28, 2017

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz and Cavendish Kinetics Deliver High Volume RF MEMS with Unprecedented Reliability

40 smartphone handset design wins, including the 2016 Samsung Galaxy A8

NEWPORT BEACH and SAN JOSE, Calif., February 28, 2017 – TowerJazz, the global specialty foundry leader, announced today that it is the high volume technology manufacturer for Cavendish Kinetics, the leader in radio-frequency micro-electromechanical systems (RF MEMS).  Together, the companies have demonstrated industry leading 100 billion cycle reliability. RF MEMS is becoming a key technology to improve smartphone antenna efficiency as LTE standards evolve and handset form factors get more aggressive.

Cavendish Kinetics' SmarTuneTM products are used to fine tune smartphone antennas across the ever-growing spectrum of LTE frequency bands, maximizing RF performance for better signal strength, faster data rates and longer battery life.  Recently, Cavendish has received a wave of positive press for its RF MEMS based SmarTune mobile products, after announcements of 40 smartphone handset design wins, most notably the 2016 Samsung Galaxy A8.  Cavendish also won The Linley Group award for "Best Mobile Chip" in January 2017.

"TowerJazz has been a tremendous partner for both the technology development and manufacturing of RF MEMS," said Atul Shingal, Cavendish Kinetics EVP of Operations.  "As our volumes have dramatically increased over the past two years, TowerJazz has delivered fantastic quality and reliability."

"Cavendish Kinetics RF MEMS products offer the smartphone industry significant performance improvements, and uniquely solve some of the most difficult smartphone antenna challenges," said Dr. David Howard, TowerJazz Executive Director and Fellow. "TowerJazz is proud to partner with Cavendish on both their current SmarTune product line and also on their next generation products that will address a more diverse range of applications."

About Cavendish Kinetics
Cavendish Kinetics (www.cavendish-kinetics.com) is the leading provider of high-performance RF MEMS antenna tuning solutions for smartphones, handheld and wearable devices.  Cavendish's SmarTune devices have been qualified beyond 100 billion cycles and are shipping in volume since 2014.  Cavendish Kinetics has offices in San Jose CA, Dallas TX, China, Korea, and the Netherlands.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiaries Jazz Semiconductor, Inc. and TowerJazz Texas Inc., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com or www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz's business is included under the heading "Risk Factors" in Tower's most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the "SEC") and the Israel Securities Authority and Jazz's most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz US Company Contact: Lauri Julian | +1-949-280-5602 | lauri.julian@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com
Cavendish Company Contact: Dan Smith | +1-858-717-9190 | dan.smith@cavendish-kinetics.com